MONTHLY REPORT - OCTOBER, 2004
                               Global Macro Trust
                The net asset value of a unit as of October 31, 2004
                  was $  865.12, up  6.8% from   $ 810.16 per unit
                           as of September 30, 2004.

                                        Managing         Unit
                                         Owner          Holders         Total
Net Asset Value (398,762.476      $   3,333,360     319,728,304     323,061,664
   units) at September 30, 2004
Addition of 10,624.965 units on          10,000       8,597,935       8,607,935
   September 1, 2004
Redemption of 5,420.499 units on             (0)     (4,689,382)     (4,689,382)
   October 31, 2004
Net Income (Loss) - October, 2004       247,013      22,332,783      22,579,796
                                    -----------  --------------  --------------
Net Asset Value at October 31,    $   3,590,373     345,969,640     349,560,013
2004
                                    ===========  ==============  ==============
Net Asset Value per Unit at
October 31, 2004 (404,060.563
units inclusive of 93.621
additional units.)                               $     865.12


                         STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts      $ 8,059,288     (51,313,916)

      Change in unrealized gain (loss) on open       16,129,604      16,100,663
    contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                0               0
    obligations
      Change in unrealized gain (loss) from U.S.
            Treasury obligations                         29,300        (476,090)


   Interest income                                      409,264       3,092,871

   Foreign exchange gain (loss) on margin                97,918         356,226
    deposits

Total: Income                                        24,725,374     (32,240,246)

Expenses:
   Brokerage commissions                              1,997,110      17,584,920

   20.0% New Trading Profit Share                             0               0

   Administrative expense                               148,468       1,345,907


Total: Expenses                                       2,145,578      18,930,827

Net Income (Loss) - October, 2004                  $ 22,579,796     (51,171,073)


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net
Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                              Millburn Ridgefield Corporation
                                   411 West Putnam Avenue
                                Greenwich, Connecticut 06830
                                        203-625-7554


Dear Investor:

Global Macro Trust ("GMT") was up 6.78% for October. Year-to-date the Fund is down 14.22%.

Currency trading was very profitable in October. Also profitable were interest rate and energy trading and, to a lesser extent, metal and agricultural commodity trading. Stock index futures trading was unprofitable.

The principal driver of performance in October was a significant decline in the dollar which broke out of a trading range which had held for months. The market's downward reassessment of the strength of the economy and the speed at which interest rates are expected to rise returned focus to the widening current account and budget deficits. Also important was a perception, fueled by statements from Fed officials and others, that U.S. policy has swung toward using dollar depreciation to help narrow the current account deficit. Long positions versus the dollar in Asian currencies (Japan, Singapore, Korea) commodity currencies (Australia, South Africa, Canada) and European currencies (euro, Czech, Norway and Sweden) were profitable. The only significant non-dollar cross was a gain on a long Norwegian krone position versus the euro.

Interest rates generally fell in October. An interest rate increase by China to dampen economic growth caused U.S. rates to briefly jump toward month-end, but a lower than expected third quarter U.S. GDP growth rate of 3.7% settled rates back down. Long positions in U.S. Treasury 5 and 10-year notes and 30-year bonds and German 5-year notes and 10-year bonds were profitable. A long position in Japanese 10-year bonds and a short position in short-term eurodollar deposits were unprofitable.

In stock index futures trading, a profit on a long position in the NASDAQ 100 was outweighed by losses on long positions in the German DAX, Hong Kong Hang Seng and Japanese Topix and on short positions in the S&P 500 and Nikkei.

Energy prices were volatile but stronger in October, supported by the havoc wreaked by hurricane Ivan on Gulf of Mexico pipelines, refinery overhauls, cold weather forecasts and labor problems. Long positions were profitable in crude oil, heating oil, natural gas, London gas oil and, to a lesser extent, unleaded gasoline.

Other commodities were also profitable. Gold rose partly in response to the weakening dollar. Long positions were profitable in gold and, to a lesser extent, lead, nickel and aluminum. The gains were partially offset by a loss on a long position in copper. Short positions in grains and tropical soft commodities were marginally profitable and long positions in hogs and cattle were flat.

Although there can be no assurance, we have confidence that our trading strategy will deliver good returns over time. We do not attempt to predict when periods of great opportunity will occur. Our view is the investor must keep his or her oar in the water. Nonetheless, we thought we would pass on a profile which Barron's did of Cross Border Capital in October. Cross Border has built a successful business advising institutional clients on when to switch between styles in the alternative investment area to maximize returns. They see turbulence in financial markets, falling 10-year bond yields and a slowdown in the U.S. economy, and are currently advising clients to look for the best returns in managed futures.

                              Very truly yours,


                               Millburn Ridgefield Corporation
                                Harvey Beker, co-Chairman
                                George E. Crapple, co-Chairman